EXHIBIT 5


UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
-------------------------------------------
TRIKON TECHNOLOGIES, INC.,

                     Plaintiff,                      03 Civ. 3522 (JGK)

          - against -

SPINNER GLOBAL TECHNOLOGY FUND,                      COMPLAINT
LTD., and ARTHUR C. SPINNER,                         ---------

                     Defendants.

-------------------------------------------


          Plaintiff Trikon Technologies, Inc. ("Trikon or the "Company"), by its attorneys, McDermott, Will & Emery, for its Complaint, states as follows:

                              NATURE OF THE ACTION
                              --------------------

          1. Trikon brings this action seeking an injunction to compel defendants to correct their Schedule 13D and amendments thereto (collectively, the "Schedule 13D") filed with the Securities Exchange Commission ("SEC"). Defendants' Schedule 13D is materially false and misleading to Trikon's public shareholders and to the investing public. In particular, Trikon's filings (i) falsely claim that the Company is obligated or has otherwise agreed to appoint defendants' nominees to the Board of Directors; (ii) misleadingly give the impression that a merger is being contemplated by the Company, or a merger is imminent, thereby, manipulating the trading in Trikon shares; and (iii) conceal from the investing public that defendants have formed an alliance with another large investor in Trikon's shares for the purpose of electing one or more members to the Board who will thereafter provide defendants with "inside" information regarding Trikon, to the detriment of Trikon's other public shareholders and to the rest of the investing public.

          2. By these actions, defendants and each of them have violated Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), and Rules 13d-1, and 13d-2 thereunder. Defendants are required by the Exchange Act to describe honestly and accurately the allegations and claims made in a Schedule 13D, and thus should be declared to be in violation of the Exchange Act and required to correct this false and misleading public filing.

                                   THE PARTIES
                                   -----------

          3. Plaintiff Trikon is a corporation duly incorporated in the State of Delaware with its principal place of business located at Ringland Way, Newport, Gwent NP 18 2TA, United Kingdom. Its common stock is traded on NASDAQ under the stock symbol "TRKN", and its shares are registered pursuant to Section 12(g) of the Exchange Act.

          4. Defendant Arthur C. Spinner ("Spinner") is an individual residing at 26 Longview Drive, Clifton Park, NY 12065, with his principal place of business at 450 Park Avenue, Suite 2102, New York, NY 10022. Spinner is the Managing Member of non-party Spinner Asset Management, LLC ("SAM") and, on information and belief, is SAM's principal shareholder. Through SAM, Spinner controls defendant Spinner Global Technology Fund, Ltd. ("Spinner Global"), a wholly-owned subsidiary of SAM. Spinner also is a director of Spinner Global. Spinner signed the Schedule 13D that Spinner Global filed pursuant to Section 13(d) of the Exchange Act on April 23, 2003.


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


          5. Non-party SAM is a limited liability company formed under the laws of the State of New York and located at 450 Park Avenue, Suite 2102, New York, NY 10022. SAM is the sole owner of Spinner Global and manages the Spinner Global investment fund.

          6. Defendant Spinner Global Technology Fund, Ltd. ("Spinner Global") is a Netherlands Antilles Corporation with its principal place of business located at Kaya Flamboyan, P.O. Box 812, Curacao, Netherlands Antilles. According to documents filed by Spinner Global with the SEC, Spinner Global is an investment fund that "is primarily engaged in investment activities in marketable securities of smaller capitalization companies, with a primary focus on United States issuers in the information technology sector." On information and belief, Spinner Global's business is primarily carried on at 450 Park Avenue, Suite 2102, New York, NY 10022. At present, Spinner is the beneficial owner of 1,567,523 shares of Trikon common stock (including shares exercisable pursuant to warrants). These shares represent approximately 11.1% of the outstanding shares of Trikon's common stock.

          7. Non-party Rocker Partners, L.P. ("Rocker Partners") is a limited partnership organized under the laws of the State of New York with its principal place of business located at Suite 1759, 45 Rockefeller Plaza, New York, NY 10111.

          8. Non-party David A. Rocker ("Rocker") resides at 43 Minnisink Road, Short Hills; NJ 07078, with his principal place of business at Suite 1759, 45 Rockefeller Plaza, New York, NY 10111. According to documents filed with the SEC, Rocker is the managing partner of Rocker Partners and the president of Rocker Offshore Management Co., Inc., the investment advisor to Compass Holdings, Ltd. ("Compass") and Helmsman Holdings, Ltd. ("Helmsman"). Both Compass and Helmsman are shareholders of Trikon common stock. On information and


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


belief, through Rocker Partners, Compass and Helmsman, Rocker is the beneficial owner of more than five percent of the shares of Trikon.

                             JURISDICTION AND VENUE
                             ----------------------

          9. This action arises under Section 13(d) of the Exchange Act, 15 U.S.C. ss.78m(d), and the rules and regulations promulgated thereunder by the SEC. Jurisdiction of this court is founded on 28 U.S.C. ss.1331 and Section 27 of the Exchange Act, 15 U.S.C. ss.78aa.

          10. Venue is proper in this District pursuant to 28 U.S.C. ss.1391(b) and Section 27 of the Exchange Act, 15 U.S.C. ss.78aa. Defendant Spinner resides in New York and has his principal place of business within this District. The business activities of defendant Spinner Global are primarily conducted within this District. The acts and transactions constituting and in furtherance of the violations of law alleged in this complaint have occurred, are occurring and unless enjoined, will continue to occur, in this District and have been carried out by the use of the means and instrumentalities of interstate commerce and by the use of the United States Postal Service.

                               FACTUAL BACKGROUND
                               ------------------

TRIKON AND ITS BOARD OF DIRECTORS
---------------------------------

          11. Trikon primarily is engaged in the manufacture, marketing and servicing of a broad line of advanced production equipment used to manufacture silicon and compound semiconductor devices, commonly called integrated circuits, and planar optoelectronic devices. Trikon's products carry out processes to add and remove materials to the surface of a circuit or other device. In particular, its products are used for chemical vapor deposition and physical vapor deposition, which adds materials to the surfaces of circuits an other devices, and etching, which removes unwanted materials from these surfaces.

          12. Between January and May 2001, Spinner Global purchased an aggregate of 500,000 shares of Trikon common stock in open market transactions.

          13. By March 2001, Trikon required additional working capital, as disclosed in its public filings with the SEC. Thereafter, Joseph Spiegel ("Spiegel") of SAM approached Trikon and proposed that it sell Spinner Global approximately $10 million of newly issued stock in a private placement transaction. Spiegel suggested that the arrangement would be beneficial to Trikon because Trikon could avoid paying fees to an investment bank, as it would in a public offering of stock.

          14. Trikon and SAM began negotiating the terms of a private placement sale to SAM. In April 2001, Spiegel and Chappell met to negotiate the deal. Spiegel proposed that, as part of the transaction, Spinner Global receive the right to name one director to Trikon's Board. Chappell did not agree to this proposal.

          15. On April 27, 2001, William Chappell ("Chappell"), Trikon's Senior Vice President, Chief Financial Officer, and Secretary, wrote to Spiegel by email and confirmed that the right to name a director would not be a provision of any stock subscription agreement:

          It is important that you understand our position with regard to Board representation to make sure that there is no misunderstanding between us. In this context WE WILL NOT GRANT ANY FORMAL BOARD POSITION OR OBSERVER RIGHTS that are dependent on the holding of your fund. We believe firmly that the composition of the Board should comprise individuals that are appropriate to guide the business forward and not merely 'representatives' of certain stock holders. (emphasis added)


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


          16. On May 17, 2001, Chappell and Nigel Wheeler, Trikon's Senior Vice President, met Arthur C. Spinner ("Spinner"), principal of Spinner Global and SAM, at SAM's offices in New York City. Spinner Global reiterated its request for the right to name a director. Spinner again proposed that, as part of the transaction, Spinner Global receive the right to name one director to Trikon's Board, and suggested Peter J. Simone ("Simone") as that member. Wheeler refused to agree to this condition and asked Spinner whether the failure to obtain the right to name a director would be a "dealbreaker," stating that, if it were, Trikon would seek an alternative source of capital. Spinner replied that the inability to name a director was not a "dealbreaker." Spinner then requested that Wheeler "look him in the eye" and pledge to make best efforts to have Spinner's Board member elected. Wheeler again denied this request as inappropriate.

          17. On May 23, 2001, pursuant to a common stock subscription agreement negotiated by the parties, Spinner Global purchased directly from Trikon 925,930 shares of Trikon common stock and 92,593 shares of common stock together with warrants for the purchase of common stock exercisable until May 2006. The subscription agreement provided Spinner with the right only to recommend candidates for director for the Board's consideration. Section 9.1 of the Common Stock Subscription Agreement explains:

          The Investor shall have the right to recommend nominees for the election of directors to the Board of Directors of the Company or its Nominating Committee, if such committee has been formed. The Board of Directors or its Nominating Committee shall consider the recommendations of the Investor when determining management's slate of nominees for any annual or special meeting of the stockholders of the Company held for the purpose of electing directors or when filling any vacancy. THE DETERMINATION OF SUCH SLATE, HOWEVER, SHALL BE IN THE SOLE AND ABSOLUTE DISCRETION OF THE BOARD OF DIRECTORS OR ANY APPLICABLE COMMITTEE. (emphasis added)


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


          18. The subscription agreement also contained a "merger clause" stating that all prior oral representations not explicitly contained in the subscription agreement were of no force and effect. Section 9.12 of the Common Stock Subscription Agreement states: "This Subscription Agreement and other documents delivered pursuant hereto, including the exhibits, constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof."

          19. On April 16, 2002, Spinner Global purchased 49,000 shares directly from Trikon as part of another private placement of Trikon's common stock.

          20. Until March 30, 2003, Trikon had a five-member Board consisting of two management directors and three outside directors. All three outside directors served on multiple committees, resulting in a considerable burden for the outside directors. In addition, directors with operational backgrounds dominated the Board, which lacked members with marketing expertise and customer contacts, particularly in the vitally important Asian markets where much of the world's semiconductors are manufactured. With these facts in mind, Trikon's Board began to contemplate expansion, with the particular purpose of identifying one or more candidates for the Board with a customer-based background (e.g., a purchaser of products like those of Trikon) and significant client contacts in Asia.

          21. On or about November 15, 2002, Spinner contacted Wheeler by telephone. Spinner proposed that Trikon expand the membership of the Board at the next Shareholder Meeting, scheduled to take place in May 2003, and again proposed that Simone be named to the Board as a director. Wheeler directed Spinner to bring any recommendations for nominations to the Nominating Committee.

          22. On or about December 18, 2002, Spinner Global sent a letter to Trikon proposing three shareholder proposals to be presented at the next meeting of shareholders. All three proposals concerned the expansion of the Board or the election of directors. Spinner Global's letter clearly violated Rule 14A-8 of the Exchange Act and Trikon advised Spinner Global of that fact. Due to the fact that its proposals were in clear violation of the federal securities laws, Spinner Global subsequently withdrew its letter entirely.

          23. On or about January 7, 2003, Chappell informed Spinner that the Board meeting scheduled for December 2002 had been postponed to January 23, 2003 and that Trikon would consider expansion at the meeting of the Board, but did not promise Spinner that the Board would make any particular decision. At the meeting, the Board discussed its search for a new CEO and decided to defer all decisions on the size and composition of the Board until after a new CEO had been hired.

          24. In February 2003, Spinner proposed nine people as possible directors, including Simone. With the exception of Simone, however, Spinner did not provide curriculum vitae or other important background information regarding these nominees.

          25. On or about April 21, 2003, Trikon announced that its annual meeting of shareholders (the "Shareholder Meeting") would take place on May 22, 2003, in New York City. Included among the matters to be decided at the Shareholder Meeting is the election of six members of the Board of Directors (the "Board"). Trikon has begun soliciting proxies in connection with the election of directors.

SPINNER GLOBAL'S FALSE AND MISLEADING SCHEDULE 13D
--------------------------------------------------

          26. On April 23, 2003, Spinner Global Filed a Schedule 13D with the SEC. This filing contains several false and misleading statements of fact concerning the appointment of additional directors to the Board.

          27. FIRST, the Schedule 13D falsely states that, in return for Spinner Global's purchase of shares in the private placement of May 2001, Spinner Global would receive the right to appoint a director to the Board:

          Part of the consideration for [Spinner Global's] participation in a May 2001 placement was the Company's promise that upon the retirement of certain bonds the director who was a designee of the bondholders would be replaced by a person designated by [Spinner Global]. After such retirement, the director replacement never occurred.

As explained above, however, Trikon, in fact, rejected Spinner Global's demand for Board representation as consideration for the private placement. Moreover, as Spinner Global admits in a preliminary Schedule 14A filed with the SEC on May 12, 2003, the stock subscription agreement only gives Spinner Global "the right to RECOMMEND nominees for the election of directors to Trikon's Board of Directors, SUBJECT TO [THE] DISCRETION OF THE BOARD OF DIRECTORS OR ITS NOMINATING COMMITTEE." (emphasis added).

          28. SECOND, the Schedule 13D makes the materially false and misleading statement that Spinner Global agreed in December 2002 to withdraw its shareholder proposals because Trikon agreed that in January 2003 the Board would appoint additional directors:

          In late 2002, [Spinner Global], concerned with the Company's poor performance and declining market price, proposed certain matters to be considered at the Company's 2003 Stockholders Meeting (the "2003 Meeting"). After discussion with management, Arthur C. Spinner, a director of [Spinner Global], caused the withdrawal of the proposals upon the Company's representation that it intended to include additional independent persons to serve on the management slate of directors at the 2003 Meeting, and at its January 2003 Board meeting it would select the new director candidates from among several possible persons, including persons selected by Mr. Spinner. Again, the Company did not keep its promise.

As explained above, however, the Company promised only that it would consider the expansion of the Board and did not commit itself to any timetable. Moreover, Spinner Global withdrew its shareholder proposals because they were improper under the federal securities laws.

          29. THIRD, Spinner Global falsely implies in the Schedule 13D that the Company represented that the Board would be expanded at the Shareholder Meeting:

          On April 22, 2003, Mr. Spinner obtained a copy of the Company's definitive proxy statement for the 2003 Meeting. At that time, he learned that management did not include any persons to serve as additional "independent" directors, only that a person who became the Company's President and CEO as of March 31, 2003 had been added to the Board. During conversations by Mr. Spinner and other persons associated with [Spinner Global] with Company management between late January and April 22, at no time did Company management indicated that the Board was not going to be expanded to include additional outside directors.

In fact, the Company made no such representation.

          30. On May 12, 2003, Spinner Global filed preliminary proxy materials under Rule 14(a) of the Exchange Act. In these preliminary proxy materials, Spinner Global nominated Simone and William W.R. Elder as candidates for the Board directorships currently held by Dobson and outside director Wertheimer.

SPINNER GLOBAL'S FAILURE TO DISCLOSE THE TRUE EXTENT OF ITS 13D GROUP
---------------------------------------------------------------------

          31. Spinner Global's Schedule 13D, filed April 23, 2003, is also false and misleading because, in violation of 15 U.S.C. ss. 78m(d)(1) and Rule 13d-1 promulgated thereunder, it fails to disclose the true size and voting strength of the "group" that defendants have formed for the purpose of electing directors to the Trikon Board.


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


          32. Rocker Partners owns 1,115,771 shares of Trikon's common stock, accounting for approximately 8.0 percent of Trikon's outstanding shares.

          33. On information and belief, Spinner, Spinner Global, SAM and Rocker Partners have formed a group for the purposes of electing Spinner Global's nominees to the Board. Spinner Global's Schedule 13D, however, fails to name Rocker Partners as a member of Spinner Global's group. Moreover, Spinner has not filed an amended Schedule 13D properly disclosing the fact that it has formed a group with Rocker Partners for the purposes of electing directors to the Board.

DEFENDANTS HAVE FAILED TO DISCLOSE THEIR TRUE PURPOSE IN THEIR SCHEDULE 13D
---------------------------------------------------------------------------

          34. Defendants also have failed to disclose in their Schedule 13D their true purpose in accumulating Trikon shares, in violation of 15 U.S.C. ss. 78m(d) and Rule 13d thereunder.

          35. Since his initial purchase of Trikon common stock in early 2001, Spinner has repeatedly asked Wheeler to provide him with confidential, "inside" information concerning the Company. On information and belief, Spinner has sought to use this information to trade in Trikon's shares on the open market.

          36. On information and belief, Defendants seek to place a complicit person on Trikon's Board so that they may receive confidential, "inside" information concerning Trikon and use such information to trade in Trikon's shares on the open market, to the detriment of Trikon's other public shareholders.

SPINNER GLOBAL'S FALSE AND MISLEADING AMENDMENT NO. 1 TO ITS SCHEDULE 13D
-------------------------------------------------------------------------

          37. On May 7, 2003, Dr. Jihad Kiwan ("Kiwan"), Trikon's new President and CEO, met in London's Heathrow Airport with two directors of Spinner Global, Bryan MacDonald ("MacDonald") and Jean-Louis Fatio ("Fatio"). Kiwan attempted to resolve the dispute with Spinner Global over Board representation by suggesting that -- AFTER the Shareholder Meeting -- he would propose to Trikon's Nominating Committee that the Board be expanded from six to nine members by adding three outside directors. Of the three new directors, Kiwan would propose nominees for two of the seats and Spinner Global would submit a list of nominees from which the Board would select one director. MacDonald agreed that it was a good idea, but proposed that the Board implement the expansion in time for this year's Shareholder Meeting. Kiwan did not agree to MacDonald's counterproposal and reiterated that he would propose his idea to the Board after the Shareholder Meeting.

          38. At the meeting, MacDonald again suggested Simone as a possible director. Given that the Board had not received Simone's previous designation as a possible director very well, Kiwan informed MacDonald that he should propose someone else. MacDonald then brought up the name of William W.R. Elder ("Elder") as a possible nominee.

          39. On May 8, 2003, Spiegel sent Kiwan information about Elder, disclosing that Elder was the CEO of a company called Genus, Inc. ("Genus"). On May 8, Kiwan spoke with MacDonald by telephone and agreed to raise Elder's name with the Board to gauge its reaction at the monthly Board meeting scheduled to take place either May 9 or May 12, 2003. Kiwan did not agree to submit Elder's name for nomination as a director.

          40. On May 9, 2003, MacDonald faxed Kiwan a letter purporting to confirm the contents of their conversations on May 7 and 8, 2003. This letter badly mischaracterized these conversations. For example, MacDonald suggested that Kiwan had agreed to propose to the Board that Trikon put forth a slate of nine candidates, including Elder, AT THE SHAREHOLDER MEETING. As explained above, however, Kiwan had offered only to submit a proposal to expand the Board AFTER the Shareholder Meeting and had not agreed to nominate Elder as a possible Board member.

          41. On May 9, 2003, Kiwan spoke with Nigel Wheeler of Trikon about MacDonald's suggestion of Elder as a possible director. Nigel told Kiwan that Genus, the company of which Elder is CEO, is a direct competitor of Trikon in some product lines.

          42. On May 12, 2003, the Board held its monthly meeting. During the meeting, Kiwan recounted his conversations with MacDonald and mentioned that MacDonald had proposed Elder as a possible director. Because Elder was the CEO of one of Trikon's direct competitors, the Board determined that he was not suitable as a director of Trikon. Moreover, because the Board is dominated by directors with equipment manufacturing backgrounds, the Board preferred that any new directors have a customer-based background, which Elder did not. In addition, the Board briefly discussed Kiwan's idea of expanding the Board to nine members, but the Board's consensus was that such a large Board would be too unwieldy for a company the size of Trikon.

          43. On May 13, 2003, Spinner Global filed an Amendment No. 1 to the
Schedule 13D (the "Amendment") with the Securities Exchange Commission, attaching MacDonald's letter, dated May 9, 2003, as an exhibit. In addition to MacDonald's false and misleading letter, the Amendment contains several false and misleading statements and omissions of fact.


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


          44. For example, the Amendment suggests that Kiwan agreed to submit to the Board at its May meeting Spinner Global's proposal that the shareholders vote on an expanded Board at the upcoming Shareholder Meeting. This statement is false and misleading because, as previously alleged, Kiwan agreed only to propose expansion to the Board AFTER the Shareholder Meeting.

          45. Moreover, the Amendment falsely suggests that Kiwan agreed to propose Elder as a candidate for the Board. This statement is false and misleading because Kiwan had agreed only to bring up Elder's name at the Board's monthly meeting to gauge its reaction to him as a possible director.

          46. Indeed, the statement that Kiwan had agreed to submit Elder as a candidate for the Board is particularly troubling, for it suggests that the CEO of Trikon had agreed to recommend the CEO of a direct competitor for membership on the Trikon Board. The markets could interpret such agreement as a signal that Trikon and Genus were contemplating a merger, which could significantly affect the price of Trikon's stock. Because Trikon has no present plans to merge with Genus, Spinner Global's Amendment creates a false impression upon which investors in Trikon's stock might act to their detriment.

          47. Also, the Amendment falsely suggests that the Board, in its meeting on May 12, 2003, rejected Spinner Global's proposal to submit a slate of nine directors, including Elder, for a vote at the Shareholder Meeting. However, as explained above, the Board never considered this proposal because Kiwan never agreed to submit ANY proposal for expansion to the Board until after the Shareholder Meeting. The Amendment thus creates the misleading impression that the CEO and the Trikon Board are intransigent and do not listen to the concerns of shareholders, which could affect the decision of investors to buy or sell Trikon's stock.

          48. Finally, Spinner Global has filed a preliminary Schedule 14A with the SEC in connection with a proxy contest for control of the Trikon Board at the upcoming Shareholders' Meeting. That filing has not yet been approved by the SEC and, therefore, Spinner Global cannot legally solicit proxies from Trikon shareholders at this time. However, Spinner Global has used and is continuing to use the Schedule 13D disclosure process as an improper "surrogate" proxy solicitation mechanism in violation of Section 14(a) of the Exchange Act and Rule 14-a thereunder, by including superfluous proxy-related material in its
Schedule 13D filings and amendments thereto.

                                IRREPARABLE HARM
                                ----------------

          49. As a result of defendants' violations of law:

          (a) Trikon shareholders are making voting and investment decisions, including decisions with respect to Spinner Global's pending proxy solicitation, on the basis of false and misleading information that fails to inform investors, among other things, that Trikon's Board has never promised, nor reneged on a promise, to place a nominee of Spinner Global on the Board;

          (b) Defendants are making false and misleading public statements in an attempt to elect to the Board one or more directors who will pass confidential, "inside" information to Spinner and Spinner Global, so that they may transact in Trikon's shares on the open market to the detriment of Trikon's other public shareholders;

          (c) Defendants have failed to disclose all the members and shareholder interests in its 13D group under Section 13(d)(1) of the Exchange Act;

          (d) Trikon shareholders are making voting and investment decisions, on the basis of false and misleading information that creates the impression that Trikon might be interested in merging with one of its competitors; and


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


          (e) Trikon shareholders are making voting and investment decisions, on the basis of false and misleading information that creates the impression that Trikon's CEO and Board are unresponsive to the concerns of Trikon's shareholders.

          (f) Defendants are attempting to improperly solicit proxies and to avoid the requirements of Section 14(a) and Rule 14-a thereunder by and through the use of their Schedule 13D disclosures.

          50. As a result of these false and misleading statements and omissions, Trikon and its public shareholders have suffered irreparable harm. Unless defendants are ordered to retract and correct these false and misleading statements and omissions, Trikon and its shareholders will continue to suffer irreparable harm.

                             FIRST CLAIM FOR RELIEF
                       (Section 13(d) of the Exchange Act)
                       -----------------------------------

          51. Plaintiff repeats and realleges the allegations of paragraphs 1 through 50 of this Complaint as if fully set forth herein.

          52. Defendants have a duty under the Exchange Act to be truthful in all filings with the SEC.

          53. Defendants filed a false and misleading Schedule 13D on April 23, 2003. In this Schedule 13D, defendants made the materially false and misleading statements that:

          (a) In May 2001, plaintiff promised to place defendants' nominee on the Board in exchange for Spinner Global's purchase of stock in a private placement and later reneged on that promise;

          (b) In December 2002, defendants withdrew their shareholder proposals because plaintiff agreed to expand its board of directors at the next annual meeting of shareholders and choose new directors from a pool of candidates including those chosen by defendants; and

          (c) Between January and April 22, 2003, plaintiffs failed to disclose that their true intention was not to expand the Board or elect new directors.


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


          54. Moreover, defendants have omitted the following facts necessary to make these statements not false or misleading:

          (a) Plaintiff never agreed to and in fact explicitly rejected, orally and in writing, defendants' demand that their purchase of stock in a private placement in May 2001 be contingent on plaintiffs promise to place one of defendants' nominees on plaintiffs Board;

          (b) Defendants withdrew their shareholder proposals in December 2002 because, as Trikon pointed out, they failed to comport with the requirements of Section 14(a) of the Exchange Act and the rules promulgated thereunder; and

          (c) Plaintiff never agreed in December 2002 or at any other time to expand the Board on any given timetable or to elect any particular .persons to the Board.

          55. As a result of the above violations of Section 13(d) of the Exchange Act and the rules promulgated thereunder, Trikon, its shareholders and the investing public have been and will continue to be irreparably harmed in that they are unable to evaluate defendants' activities without material information to which they are lawfully entitled regarding defendants' true purpose and plans regarding Trikon, which information is essential to informed investment decision-making with respect to purchasing and selling Trikon's common stock.

          56. Trikon has no adequate remedy at law. Therefore, Trikon is entitled to injunctive and declaratory relief against Spinner and Spinner Global.

                             SECOND CLAIM FOR RELIEF
                       (Section 13(d) of the Exchange Act)
                       -----------------------------------

          57. Plaintiff repeats and realleges the allegations of paragraphs 1 through 56 of this Complaint as if fully set forth herein.

          58. Defendants have a duty under the Exchange Act to be truthful in all filings with the SEC.


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


          59. Defendants filed a false and misleading Amendment to their
Schedule 13D on May 13, 2003. In this Amendment, defendants made the materially false and misleading statements that:

          (a) On May 7 and/or May 8, 2003, Kiwan agreed to submit to the Board at its May 2003 meeting a proposal to submit for a vote at the Shareholder Meeting a management slate of nine candidates for director;

          (b) On May 7 and/or May 8, 2003, that Kiwan agreed to nominate Elder as a director at the Board's May 2003 meeting; and

          (c) On May 12, 2003, Kiwan and/or the Board reneged on a promise to defendants to approve an expanded slate of directors, including Elder, for submission to a vote at the Shareholder Meeting.

          60. Moreover, defendants have omitted the following facts necessary to make these statements not false or misleading:

          (a) In Kiwan's conversations with MacDonald and Fatio on May 7 and May 8, 2003, Kiwan proposed only to propose the idea of Board expansion after the Shareholder Meeting;

          (b) Kiwan agreed only to raise Elder's name with the Board at its May 2003 meeting to gauge its reaction, not to nominate him as a director for the management slate at the Shareholder Meeting; and

          (c) The Board did not renege on any promise to defendants, because Kiwan never agreed to submit any proposal for Board expansion to the Board until after the Shareholder meeting.

          61. As a result of the above violations of Section 13(d) of the Exchange Act and the rules promulgated thereunder, Trikon, its shareholders and the investing public have been and will continue to be irreparably harmed in that they are making investment decisions based on the false and misleading impression created by defendants that Trikon might be contemplating a merger with one of its competitors and that Trikon's management is unresponsive to the concerns of its shareholders.


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


          62. Trikon has no adequate remedy at law. Therefore, Trikon is entitled to injunctive and declaratory relief against Spinner and Spinner Global.

                             THIRD CLAIM FOR RELIEF
                       (Section 13(d) of the Exchange Act)
                       -----------------------------------

          63. Plaintiff repeats and realleges the allegations of paragraphs 1 through 62 of this Complaint as if fully set forth herein.

          64. Section 13(d)(1) of the Exchange Act, 15 U.S.C. ss.78m(d)(1), and Rule 13d-1 promulgated thereunder, requires that any person acquiring beneficial ownership of five percent or more of any class of securities of any company registered under Section 12 of the Exchange Act, 15 U.S.C. ss.781, file a
Schedule 13D statement with the SEC and mail a copy to the issuer within ten days after crossing the five percent threshold.

          65. Rule 13d-5(b)(1) provides that "[w]hen two or more persons agree to act together for the purpose of .acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership. For purposes of Section 13(d) and 13(g) or the [Exchange Act], as of the date of such agreement, of all equity securities of that issuer beneficially owned by any such persons." The information required to be disclosed in a Schedule 13D filing is required to be given with respect to each member of such a "group."

          66. Rule 13d-2(a) provides that "[i]f any material change occurs in the facts set forth in the Schedule 13D required by [Section 13d-1(a)], including, but not limited to, any material increase or decrease in the percentage of the class beneficially owned, the person or persons who were required to file the statement shall promptly file or cause to be filed with the Commission an amendment disclosing that change. An acquisition or disposition of


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


beneficial ownership of securities in an amount equal to one percent or more of the class of securities shall be deemed material for the purposes of this section."

          67. Spinner and Spinner Global have failed to file a complete and accurate Schedule 13D and required amendments thereto in violation of 15 U.S.C. ss.78m(d)(1) of the Exchange Act in the following ways:

          (a) Spinner and Spinner Global have failed to amended their Schedule 13D in accordance with Rule 13d-2(a) to disclose the fact that their control over the voting stock of the Company, pursuant to an agreement with Rocker, exceeds the 11.1 percent that they have reported to the SEC and to the public; and

          (b) Spinner and Spinner Global have failed to disclose that their true purpose in forming a "group" with Rocker under Rule 13d is to elect one or more directors who will provide Spinner and Spinner Global with confidential, "inside" information that Spinner and Spinner Global will use to transact in Trikon's shares, to the detriment of Trikon's public shareholders and the investing public.

          68. As a result of the above violations of Section 13(d) of the Exchange Act and the regulations promulgated thereunder, Trikon, its shareholders and the investing public have been and continue to be irreparably injured in that they are unable to evaluate Spinner Global's activities without material information to which they are lawfully entitled regarding Spinner. Global's true purposes and plans concerning Trikon, which information is essential to informed investment decision-making with respect to purchasing, selling and voting Trikon shares.

          69. Moreover, because of defendants.' Rule 13(d) violations, Trikon's management is unable to fully evaluate defendants' bid to change Trikon's board of directors and management, and is therefore unable adequately to act upon these matters or to communicate its views on these matters to Trikon's shareholders.

          70. Trikon has no adequate remedy at law. Therefore, Trikon is entitled to injunctive relief against the Spinner Entities and the Rocker Entities.

          WHEREFORE, plaintiff seeks judgment against defendants as follows:

          a. Declaring that defendants have violated Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder;

          b. Requiring defendants to comply fully with the disclosure obligations imposed by the Exchange Act;

          c. Granting plaintiff its costs and disbursements, including reasonable attorneys' fees in this action; and

          d. Granting plaintiff such other and further relief as the Court deems just and proper.

Dated: New York, New York
       May 16, 2003

                                         McDERMOTT, WILL & EMERY



                                         By: /s/ John D. Lovi
                                            ---------------------------
                                             John D. Lovi (JL-5928)

Of Counsel:                                  50 Rockefeller Plaza
                                             New York, New York 10020
Jonathan Twombly                             (212) 547-5400

                                             Attorneys for Plaintiff
                                             Trikon Technologies, Inc.


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